Mail Stop 3720

February 12, 2007

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard, NE
Suite 300
Kirkland, Washington 98033

> **Re:** **Clearwire Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **January 30, 2007**
> **File No. 333-139468**

Dear Mr. Hodder:

We have reviewed the above-referenced filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview and Recent Developments, page 32

1.	You allude to launching additional markets in the fourth paragraph. Specifically identify these markets and the anticipated launch schedule.

2.	Please quantify the amount of marketing expense that Intel is committed to spend as you achieve certain network deployment milestones and identify what these

milestones are. Disclose as well the portion of revenues received from
subscribers that you have agreed to share with Intel.

3.   Reference is made to the second paragraph on page 33 where you discuss the sale
of NextNet to Motorola and your selection of Motorola as your vendor. The basis
for your assertion that selling NextNet to Motorola and choosing Motorola as
your vendor will increase the likelihood of your successful migration to mobile
WiMAX technologies is not clear. Please elaborate.

Liquidity and Capital Resources, page 40

4.   We requested in prior comment 12 that you provide quantified disclosure as to
what your liquidity and capital resource requirements will be over the next twelve
months. You provided this information exclusive of spectrum acquisition costs,
although this facet of your plan of operations has historically been material.
Explain why you have excluded it or disclose what it will be over the next 12
months.

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair
Value of our Capital Stock, page 48

5.   Please refer to prior comment 13. Quantify each significant factor contributing to
the difference between the fair value as of the date of each grant and the estimated
IPO price. In addition, disclose the reasons for any variance between your stock
valuation and the expected initial public offering range for any stock options
issued.

Compensation Discussion and Analysis, page 83

6.   Please update the third paragraph and all tabular disclosure to the end of the last
completed fiscal year.

Financial Statements

Audit report, page F-2

7.   Please delete the preamble to the audit report and to the independent accountants'
consent prior effectiveness.

Consolidated Statement of Cash Flows, page F-6

8.   Please explain the reasons for the changes in the Consolidated Statements of Cash
Flows for the nine month period ended September 30, 2006. Tell us what led to
the changes. If the changes are due to control weaknesses tell us why you have
not disclosed the weakness in the Control and Procedures item.

Note 3 Strategic transactions, page F-14

NextNet, page F-14

9.   Refer to your response to comment 18.   Provide us your calculation supporting that the results of operations of NextNet are only material at the 2% level. Also, summarize for us the results of operations of NextNet per major line item (i.e. revenues, operating expenses, income before income taxes). Your summary should include the results of operations for the year ended December 31, 2005 and the period ended September 30, 2006.

*   *   *   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joshua N. Korff
        Kirkland & Ellis, LLP
        Fax: (212) 446-4900